Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(‘Randgold Resources’, ‘Randgold’ or the ‘company’)
RANDGOLD RESOURCES SETS RECORD STRAIGHT ON GREENHOUSE GAS EMISSIONS
London, 16 February 2011 - Randgold Resources said today its rating in the Environmental Investment Organisation’s Carbon Rankings Report was based on incorrect information and that the EIO’s claim that the data on which the company’s ranking was based had to be inferred because Randgold did not disclose its greenhouse gas emissions was unfounded.
Rod Quick, the company’s general manager: evaluation and environment, pointed out that Randgold had filed its greenhouse emission figures for 2007, 2008 and 2009 as part of the 2010 Carbon Disclosure Project and that these were consequently a matter of public record and could be viewed at https://www.cdproject.net. The company will publish its 2010 figures next month and is participating in the 2011 Carbon Disclosure Project due in May this year.
Had the correct figures been used for the EIO survey, Randgold would have ranked significantly higher, and it would have been apparent that it compares well to its peers in the mining industry. For the record, the key 2009 figures are that its financial GHG emissions intensity, reported on an equity basis, was 475 metric tonnes CO2 equivalent per US$ million revenue. On an operating basis, the figure was 787 metric tonnes CO2 equivalent per US$ million equivalent. The company’s total gross Scope 1 and Scope 2 GHG emissions were calculated using ‘The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard’ and were 347 880 metric tonnes CO2 equivalent for the year.
“Randgold’s operations are in remote areas of Africa where we have to diesel-generate our own power because of the lack of local infrastructure. The company nevertheless continues to develop innovative ways to reduce its greenhouse gas emissions and has a five year strategy to achieve this. This includes using more efficient low speed diesel generating machines at its Loulo operation in Mali, linking its new Tongon mine into the predominantly hydro and gas generated national grid in the Côte d’Ivoire and planning to maximise the generation of hydro power at its Kibali project in the Democratic Republic of the Congo,” Quick said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	GM Evaluation & Environment	Investor & Media Relations
Mark Bristow	Rodney Quick	Kathy du Plessis
+44 788 071 1386	+27 82 886 9851	+44 20 7557 7738
+44 779 775 2288	+223 6674 7257	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com